UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2022

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Acquisition dated 22 February 2022, prepared by WPP plc.

FOR IMMEDIATE RELEASE	22 February 2022

WPP PLC ("WPP")

WPP acquires influencer marketing agency
Village Marketing to accelerate creator economy growth

WPP today announces the acquisition of Village Marketing in North America, the industry leader in influencer marketing and creator economy partnerships.

Founded in 2013 by Vickie Segar, Village Marketing has 150 employees and was specifically created with the vision of building brands in a social media and mobile first world. It was one of the first creative firms to fully honour the unique impact of creators and has led creative campaigns for some of the foremost consumer brands of the last decade, including Equinox, Nike, Netflix, The Farmer's Dog, Boll and Branch, Honest Co., Tommy John, SoulCycle, and many others.

Village Marketing will join the Wunderman Thompson network to strengthen its commitment to the creator economy. Given the ubiquity of social media, creators are among the most powerful voices of today. This acquisition will allow Wunderman Thompson to offer its clients and brands much deeper and more direct access to the creator economy.

Mark Read, CEO of WPP, said: "Influencers have an increasingly important role in creating brands. Village Marketing will bring tremendous experience with some of the world's leading brands in using influencer content alongside performance marketing strategies to drive results for modern marketers. I'm delighted to welcome them to WPP."

Mel Edwards, Global CEO of Wunderman Thompson, said: "Wunderman Thompson is a destination for brands who want to access the best creative minds and the strongest expertise in data and technology. As Village Marketing joins the Wunderman Thompson family, we can make its full community of creators more accessible and available to our clients, who are among the world's biggest brands."

Village Marketing has long advocated for women's representation and recognition of women in business, including in creative agencies and in the influencer marketing space at large. As an all-women team, Village Marketing's acquisition marks a historic moment for the growth of the influencer industry and women-led businesses everywhere.

Vickie Segar, Founder of Village Marketing, said: "For decades, the creator economy and influencer marketing have been wildly misunderstood and undervalued. We are now at a tipping point where this is changing - and it's changing fast. This acquisition is a massive opportunity for us to leverage the expertise of a global leader to both turbocharge our investment in the creator economy and integrate influencer marketing into the broader marketing ecosystem. We can't wait to join the Wunderman Thompson family to continue to evolve the future of marketing and work on inspiring brands with entrepreneurial creators."

The acquisition is part of WPP's accelerated growth strategy and focused M&A approach to further strengthen its core creative capabilities in marketing, communications and design, and follows the acquisition of Made Thought in December 2021.

Further information
Martina Suess, WPP
+1-917-456-5049
Martina.suess@wpp.com

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

About Wunderman Thompson
At Wunderman Thompson we exist to inspire growth for ambitious brands. Part creative agency, part consultancy and part technology company, our experts provide end-to-end capabilities at a global scale to deliver inspiration across the entire brand and customer experience.

We are 20,000 strong in 90 markets around the world, where our people bring together creative storytelling, diverse perspectives, inclusive thinking, and highly specialized vertical capabilities to drive growth for our clients. We offer deep expertise across the entire customer journey, including communications, commerce, consultancy, CRM, CX, data, production and technology.

Wunderman Thompson is a WPP agency (NYSE: WPP).
For more information,  please visit us at www.wundermanthompson.com and follow Wunderman Thompson on our social channels via  Twitter, Facebook, LinkedIn, and Instagram.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 22 February 2022.	By: ______________________
Balbir Kelly-Bisla
Company Secretary